FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Announces Year-end Dividend Payment

3.	Nomura to Issue Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 30, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Exhibit 1

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Full-year net income highest in nine years, quarterly net income at two-year high

•	Retail client assets at record high of 109.5 trillion yen, net assets under management also climbed to record of 39.3 trillion yen

•	Wholesale reported stronger full-year revenues, while quarterly revenues were up across all business lines

•	Full-year earnings per share of 60.03 yen and return on equity of 8.6 percent

Tokyo, April 30, 2015—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2015.

For the full year period, net revenue was 1,604.2 billion yen (US$13.4 billion)1, representing an increase of 3 percent year on year. Income before income taxes decreased by 4 percent from the prior year to 346.8 billion yen (US$2.9 billion) and net income attributable to Nomura Holdings shareholders increased by 5 percent to 224.8 billion yen (US$1.9 billion).

Fourth quarter net revenue was 434.5 billion yen (US$3.6 billion), increasing 2 percent quarter on quarter and 11 percent year on year.

Income before income taxes from the three business segments increased 68 percent quarter on quarter and 63 percent year on year to 101.4 billion yen (US$845 million) on the back of a significant improvement in Wholesale profitability. Group-wide income before income taxes declined 10 percent from last quarter and increased 19 percent from the same period last year to 105 billion yen (US$875 million). The quarterly decline was due to factors not included in the three business segments such as losses related to changes to Nomura’s credit spread, a decline in earnings of affiliates, and lower unrealized gains on securities.

Net income increased to 82 billion yen (US$684 million), the highest level in two years driven by improved profitability in the firm’s international business.

Commenting on the results, Nomura’s Group CEO, Koji Nagai, said: “We reported another solid set of full year results, booking the highest level of net income in nine years. Earnings per share was 60 yen, beating our 50 yen target for the second consecutive year.

“Retail client assets grew to 109.5 trillion yen and we achieved our annualized recurring revenue target one year ahead of schedule, underscoring progress in transforming our Retail business model. Asset Management reported higher revenues and pretax income as assets under management climbed to a record high on continued inflows. Although Wholesale slowed due to challenging market conditions, high-profile transactions and strong performance in Asia ex-Japan contributed to earnings.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 119.96 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2015. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“Looking ahead, we remain well positioned to connect markets east and west as Asia’s global investment bank to deliver value-added products and services for our clients and contribute to economic growth.”

Fourth Quarter Divisional Performance

Retail

	FY2014/15 Q4	QoQ	YoY
Net revenue	Y122.9bn	-5%	+26%
Income before income taxes	Y40.9bn	-19%	+76%

Retail reported net revenue of 122.9 billion yen, down 5 percent quarter on quarter, but up 26 percent year on year. Income before income taxes declined by 19 percent from last quarter and increased 76 percent compared to the same quarter last year to 40.9 billion yen.

The sequential declines are largely attributable to a rise in expenses due to factors such as a charge on the decommissioning of IT systems as well as softer performance in primary transactions and stock sales compared the strong third quarter. Sales of investment trust products investing in global high dividend stocks and global bonds remained robust.

Nomura continued to gain traction in transforming its business model. Retail client assets reached a record high of 109.5 trillion yen, supported by favorable market conditions. Annualized recurring revenue grew to 72 billion yen, beating the March 2016 target of 69.6 billion yen one year ahead of schedule.

Asset Management

	FY2014/15 Q4	QoQ	YoY
Net revenue	Y23.9bn	+2%	+17%
Income before income taxes	Y6.7bn	-29%	+25%

Asset Management booked net revenue of 23.9 billion yen, up 2 percent quarter on quarter and up 17 percent year on year. Income before income taxes declined 29 percent from the previous quarter and increased 25 percent compared to the same period last year to 6.7 billion yen.

The quarterly gain in revenue comes despite the absence of dividend income booked last quarter, while the decline in income before income taxes is the result of one-off expenses such as an FX loss on an international investment and a charge on the decommissioning of IT systems.

Spurred on by favorable market conditions, the investment trust business saw ongoing inflows into funds targeting income gains and funds for discretionary investments. Net assets under management grew by 28 percent over the past year to a record 39.3 trillion yen at the end of March.

The investment advisory business won a mandate from a Japanese public pension fund for actively managing Japanese stocks, while the international business continued to grow through UCITS2 funds.

Wholesale

	FY2013/14 Q4	QoQ	YoY
Net revenue	Y231.5bn	+29%	+17%
Income before income taxes	Y53.8bn	119x	+61%

Wholesale reported fourth quarter net revenue of 231.5 billion yen, up 29 percent quarter on quarter and 17 percent year on year. Income before income taxes jumped up 119 times from the previous quarter, and increased by 61 percent compared to the same period last year to 53.8 billion yen.

Global Markets continued to manage risk while capitalizing on market opportunities to report a rebound in Fixed Income revenues in EMEA and the Americas. AEJ revenues remained solid, although down from the third quarter.

The rebound in Fixed Income revenues centered on the Rates and Credit businesses in EMEA and the Americas, while FX had a robust quarter globally. In Equities, a market rally led to a strong performance in the EMEA Cash business. Japan and the Americas reported an improvement in the Derivatives business.

Investment Banking reported revenue growth in the international business, driven by the Americas. Quarterly gross revenue was the strongest since December 2010. Japan revenues were roughly unchanged from last quarter as Nomura won a number of high-profile mandates. Revenues from the Solutions business grew on the back of developing new products tailored to client needs.

Internationally, Investment Banking reported higher revenues on contributions from multi-product M&A deals, the Solutions business, and the firm’s financial sponsor and financial institution related businesses. EMEA and the Americas were the main drivers of revenues with the Americas reporting its best quarterly revenues since the start of the business build out in 2010.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March, Nomura’s total capital ratio was 14.8 percent and its Tier 1 ratio was 12.9 percent under Basel 3. Nomura had total assets of 41.8 trillion yen and shareholders’ equity of 2.7 trillion yen. Gross leverage was 15.4 times and net leverage was 9.3 times. All figures are on a preliminary basis.

[2]	Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.

Shareholder Returns

Nomura today declared a year-end dividend of 13 yen per share to shareholders of record as of March 31, 2015. The dividend will be paid on June 2, 2015. Accordingly, the annual dividend for the year ended March 2015 will total 19 yen per share.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2015 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Exhibit 2

Nomura Announces Year-end Dividend Payment

Tokyo, April 30, 2015—Nomura Holdings, Inc. today declared a year-end dividend of 13 yen per share to shareholders of record as of March 31, 2015. The dividend will be paid on June 2, 2015. The annual dividend for the year ended March 2015 will total 19 yen per share.

1.	Recent dividends

	Annual Dividend		Q1	Q2		Q3	Q4
2013	JPY	8.0		JPY	2.0		JPY	6.0
2014	JPY	17.0		JPY	8.0		JPY	9.0
2015	JPY	19.0		JPY	6.0		JPY	13.0

2.	Dividend policy

Nomura believes that raising corporate value over the long term and paying dividends is essential to rewarding shareholders.

Nomura will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Exhibit 3

Nomura to Issue Stock Options (Stock Acquisition Rights)

Tokyo, April 30, 2015—Nomura Holdings, Inc. (the “Company”) today announced that the Company will issue Stock Acquisition Rights (“SARs”) in early June 2015.

The Exercise Price of the SARs will be one (1) yen per share and they will be granted to directors, executive officers and employees of the Company and its subsidiaries.

The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately six months1 up to three years from the issuance resolution date.

The number of SARs is estimated to be approximately 260 thousand units (26 million shares equivalent).

The number and detailed terms and conditions of the SARs will be determined at a meeting of the Company’s Executive Management Board2 scheduled for the middle of May 2015 and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	From this year, the Company will issue SARs with exercise restricted periods of 6 months and 1 year for senior executives and employees in Europe in accordance with remuneration regulations introduced by European financial regulators.
[2]	The Executive Management Board consists of the Group CEO (Representative Executive Officer), the Group COO (Representative Executive Officer), Division CEOs, and any other executive officers nominated by the Group CEO, and via Board of Directors resolutions decides important business matters including the issuance of SARs. Moreover, the grant of SARs to directors and executive officers of the Company is in accordance with decisions made by the Compensation Committee.